Exhibit 23.2

Consent of Independent Public Accounting Firm

The Board of Directors

Fortune Brands, Inc.

We consent to the incorporation by reference in the Registration Statement No. 333-1648698 on Form S-4 of Fortune Brands, Inc of our report dated October 10, 2005 with respect to the Combined Statements of Net Assets to be Sold of the Allied/Fortune Assets as of July 25, 2005 and August 31, 2004 and the related Combined Statements of Revenue and Direct Expenses for the ten months and 25 day period ended July 25, 2005 and for each of the years in the two-year periods ended August 31, 2004, which report appears in the Form 8-K/A of Fortune Brands, Inc dated October 12, 2005, and to the reference under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants

London, England

February 21, 2006